
November 18, 2021

Ezra Levine
Chief Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue, Suite W2100
White Plains, NY 10604

> **Re: Collectable Sports Assets, LLC**
> **Post-Qualification Amendment No. 16 to Form 1-A**
> **Filed October 26, 2021**
> **File No. 024-11178**

Dear Mr. Levine:

We have reviewed your amendment and have the following comment. In the comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Post-Qualification Amendment No. 16 to Form 1-A Filed October 26, 2021

Cover Page

1.   Please revise the offering table on your cover page to clarify the difference between series that are: (1) currently being offered; (2) currently being offered, but have terms that will be amended by this post-qualification amendment; and (3) new series that will only start to be offered upon qualification of this post-qualification amendment. In addition, please revise the table to specify the qualification date of each offering and the day in which offers and sales commence or launch for each offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy

Ezra Levine
Collectable Sports Assets, LLC
November 18, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gary Brown